AXIOM CAPITAL MANAGEMENT, INC.
780 Third Avenue
New York, New York 10017

May 7, 2014

VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attention: Michael Clampitt, Senior Counsel

Re:	China Commercial Credit, Inc.
Registration Statement on Form S-1
(File No. 333-193360)

Dear Mr. Clampitt:

Acting on behalf of the several underwriters, we hereby join in the request of China Commercial Credit, Inc.  that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:15 p.m., Eastern Time, on May 7, 2014, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between April 4, 2014 and May 6, 2014, we distributed approximately 500 copies of the Preliminary Prospectus dated April 4, 2014.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses.  We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,
By: AXIOM CAPITAL MANAGEMENT, INC.

By:	/s/ Mark D. Martino
Name:	Mark D. Martino
Title:	President